CVB Financial Corp.



2023 SUMMARY ANNUAL REPORT

Top 50 Public Banks
S&P Global Market Intelligence, 2023

#1 Best Bank
in America[1]
Forbes, 2023



Five-Star Superior Rating
BauerFinancial, 2023

Super Premier Performing Bank
Findley Reports, 2023

America's Greatest Workplaces for Women 2024
Newsweek, 2024

BBB+
Strong Rating Outlook
Fitch Ratings, 2023

$221.4 Million
Net Earnings
Second Highest in Company History

187 Consecutive
Quarters of Profitability
Over 46 Years

137 Consecutive
Quarters of Cash Dividends Paid
Over 34 Years

[1]CVB Financial Corp. is the holding company for Citizens Business Bank



Since 1974, Citizens Business Bank has been creating banking relationships by focusing on our customers and helping them achieve more for their business, their employees, and the communities they serve. Our founder, George A. Borba Sr., was an enterprising dairy farmer and small business owner from Southern California. George saw a need to support other business owners in his community by helping them preserve and enhance the value of their companies. He shared his vision with a group of local business leaders who cared deeply about their community, and together they set out to design a new banking experience.

Chino Valley Bank was established in August of 1974. 49 years later, Citizens Business Bank has grown to approximately $16 billion in assets with over 60 banking locations and 3 trust offices throughout California. We changed our name to Citizens Business Bank along the way, but we still hold true to our original vision.

We are proud to be in the position to assist entrepreneurs with opportunities to foster and grow their businesses. Our customers' success is our success. We are able to build long-standing relationships with each customer by treating them the way we would want to be treated. In fact, many of our customers have banked with us for decades.

Our unwavering commitment to our Five Core Values of Financial Strength, Superior People, Customer Focus, Cost-Effective Operation, and Having Fun is the reason we are consistently recognized as one of the top-performing banks in the nation.

Our Vision

Citizens Business Bank will strive to become the premier financial services company operating throughout the state of California, serving the comprehensive financial needs of successful small to medium-sized businesses and their owners.

Our Mission

The mission of Citizens Business Bank is to achieve superior performance and rank in the top ten percent of all financial institutions in the nation in return on equity and return on assets. This will be achieved by delivering the finest in financial products and services through relationship banking commitments with businesses and professionals throughout California. It will be supported by an unqualified commitment to our Five Core Values of Financial Strength, Superior People, Customer Focus, Cost-Effective Operation, and Having Fun.

Table of Contents

Board of Directors



Hal W. Oswalt
Chairman



George A. Borba
Vice Chairman



David A. Brager
President
Chief Executive Officer



Raymond V. O'Brien III
Director



Stephen A. Del Guercio
Director



Anna Kan
Director



Jane Olvera Majors
Director



Kimberly Sheehy
Director

To our Shareholders, Customers, and Associates

2023 in Review

During 2023, Citizens Business Bank has not only remained safe and sound, but also produced earnings that were the second highest in the company's history, despite the difficult operating environment and well-known challenges in the regional banking sector. Net earnings were $221.4 million for the year ended 2023, compared with $235.4 million for the year ended 2022. The reduction in our net earnings was due primarily to higher borrowing costs and a one-time FDIC special assessment recorded during the fourth quarter of 2023 to replenish the federal deposit insurance fund.

We continue to be among the industry leaders with respect to expense control, as our efficiency ratio for the full year 2023 was 42%. For the year ended December 31, 2023, return on average assets (ROAA) was 1.35% and return on average tangible common equity (ROATCE) was 18.48%, which compares to a 1.39% ROAA and 18.85% ROATCE for 2022. This also put us in the top quartile for performance on these two metrics relative to our peer financial institutions for 2023.

We reported our 187th consecutive quarter of profitability and paid our 137th consecutive quarterly cash dividend to our shareholders. In 2023, S&P Global Market Intelligence ranked CVB Financial Corp. as the #3 Best-Performing U.S. Public Bank, and we continue our designation as a "Super Premier" Performing Bank by The Findley Reports, our Five-Star Superior rating from BauerFinancial, and our BBB+ rating from Fitch Ratings.

Our Bank has operated in California for 49 years, serving our customers through good and tough times. We have continued to support our customers and communities during periods involving significant financial disruptions, including the unprecedented interest rate hikes in the early 1980s, the Great Recession 15 years ago, and the COVID-19 pandemic. Most importantly, we are a regional and community bank made up of customer-focused, relationship-driven bankers, which means we have historically enjoyed a stable base of long-term and loyal customers. 77% of our customer deposit relationships have banked with us for 3 years or more, while 45% have banked with us for over 10 years.

Our strong financial position has allowed our Bank to continue to support the communities we serve. In 2023, Citizens Business Bank contributed approximately $1.65 million in donations to a variety of charitable organizations supporting individuals and businesses in our communities. Our Annual Charity Golf Tournaments raised a combined total of $205,000 in 2023 for community benefit organizations in Orange County and Los Angeles County.

Continued on next page

Continued

As we enter 2024, we look forward to celebrating our Bank's 50th anniversary. Founded in August 1974, our Bank has accomplished more than our founders could have imagined over the last five decades, and we remain committed to our strategy of banking the best small and medium-sized businesses and their owners. We work hard to earn and maintain the trust of our customers and business partners. On behalf of our Board of Directors, we thank our associates for their hard work and dedication, our customers for their business and ongoing loyalty, and our shareholders for their continued support and trust.



Hal W. Oswalt
Chairman of the Board

David A. Brager
President and Chief Executive Officer



Financial Highlights

At year end, we reported our 187th consecutive quarter of profitability and paid our 137th consecutive quarterly cash dividend to shareholders. We will continue to focus on improving key financial metrics, including profitability and asset quality.

Total Assets

(Dollars in Billions)



2023	$16.0
2022	
2021	
2020	
2019	$11.3

Total Deposits[1]

(Dollars in Billions)



$9.1 $11.7

2019   2020   2021   2022   2023

[1]Includes customer repurchase agreements.



$100.9 $111.6

2019   20   21   22   23

Dividends Declared

(Dollars in Millions)



$2.0 $2.1

2019   20   21   22   23

Shareholders' Equity

(Dollars in Billions)



$1.48 $1.59

2019   20   21   22   23

Diluted Earnings Per Share



Noninterest Bearing Deposits

(Dollars in Billions)

$5.2 (2019)
$7.2 (23)



Noninterest Income[2]

(Dollars in Millions)

$48.6 (2019)
$59.3 (23)

[2] Excludes gain on sale of loans, securities, branches, and gain on eminent domain.



Total Loans

(Dollars in Billions)

$7.6 (2019)
$8.9 (23)

Efficiency Ratio[3]



2019	2020	2021	2022	2023
40.16%	41.40%	41.09%	38.98%	42.00%

[3] Noninterest expense divided by net interest income before provision for credit losses plus noninterest income.

Net Earnings

(Dollars in Millions)



2023	$221.4
2022	
2021	
2020	
2019	$207.8

Valued Customers

Our founders understood that building long-lasting, genuine relationships with our customers would lead to successful outcomes for the customer and the Bank. For over 49 years, we have focused on the power of relationship banking to help set us apart from other financial services companies. We strive to build long-term relationships by getting to personally know our customers and providing superior financial solutions to help guide their business to success.

Intertex Companies

Valued Customer Since 2015

Intertex General Contractors was founded in 1982 out of Valencia, California, as a construction business focused on commercial and industrial construction management. Dale Donohoe, CEO, later formed Intertex Property Advisors as a property management business to focus on the development and management of retail, industrial, and office properties. Today, both companies are known by the name Intertex Companies.

Finding a long-term banking partner was an unexpected challenge for Intertex. "The bank we started with in 1982 got rid of middle market banking, so we left. Then, the next bank we moved to went out of business," explains Dale. In 2015, Dale reached out to Citizens Business Bank to let them know his latest bank had just announced that it was also discontinuing middle market banking, and Intertex Companies was in search of a new banking partner. After the ordeal of moving from bank to bank, Dale was looking for a financial services company with a history of strength that could handle Intertex's banking needs well into the future. He chose Citizens Business Bank for its record as a top-performing bank and its primary focus on relationship banking.

The partnership between Intertex Companies and Citizens Business Bank has been going strong for nearly a decade, and Dale is pleased with the results and the personalized service he has received. "The team knows us, knows our business, and knows me." **Commercial Lending** for real estate development has enabled Intertex Companies to expand their footprint throughout California. A **Working Capital Line of Credit** provides Dale's team with the short-term financing necessary to help keep operations running smoothly. "There's no surprises in our day-to-day banking, and that's perfect," says Dale. "Everything is handled like it's supposed to, and there's never been an issue, which is important. It's reassuring to know I don't have to worry about my bank."

*Pictured: **Darcey Oldhafer**, President, Intertex Property Advisors, **Dale Donohoe**, CEO, and **Bob Lyon**, President, Intertex General Contractors*



"Citizens Business Bank has taken care of us."

> *"We get the big bank products, while still getting the small bank service."*



Xponential Fitness

Valued Customer Since 2017

Anthony Geisler created Xponential Fitness in 2017 with the intent to grow the brand into a global fitness company. Xponential's success has been remarkable in the last five years, and Anthony expects the company to double in size in the next five years. As the largest boutique fitness company in the world, Xponential Fitness consists of 11 boutique health and wellness brands across 23 countries. They open a new store every 15 hours, adding to more than 3,000 total locations.

Anthony has maintained a banking relationship with Citizens Business Bank since his company's inception, and he is appreciative of the personalized service he frequently receives. "It's normal for Bryan Reese, our Relationship Manager, to stop by our office just to check in," comments Anthony. "I feel like we have an in-house banker. We like the hometown, small-business local feel of Citizens Business Bank. We get that from our Relationship Manager." Xponential Fitness uses a full suite of **Treasury Management** solutions, including **Remote Deposit Capture** for conveniently depositing checks and **Positive Pay** services that help Anthony's team prevent check fraud.

When Xponential is looking to open a new **Line of Credit**, Anthony has reassurance that he can call his Relationship Manager any time to initiate the process. Citizens Business Bank has been there for Anthony and Xponential every step of the way, from providing financial services that have supported Xponential's acquisitions, to meeting their specific banking needs when the private company went public in 2021. With ongoing support from the Bank, Xponential Fitness plans to continue their impressive growth well into the future.

*Pictured: **Anthony Geisler**, Founder & CEO*

Oak Creek Dairy

Valued Customer Since 2019

The De Hoog family has been operating dairy farms in California since the 1950s. Their wholesale dairy farm business originally started in Artesia, California before relocating to a 38-acre facility in Chino, California. In 2019, Joe De Hoog, partner in Michael De Hoog Dairy, LP now doing business as Oak Creek Dairy, had grown weary of the large bank they used for their day-to-day operations, which was winding down its involvement in agriculture. Joe, along with his wife Joy, were looking for a banking partner that understood their industry and was familiar with all of the financial services required for a dairy farm business, while assisting in their ongoing growth.

The De Hoog family met with Citizens Business Bank's Dairy & Livestock Industries Group in 2018 to discuss the future of their dairy farm, beginning a new business banking relationship in early 2019. A **1031 Exchange** for the De Hoog's facility in Chino allowed the family to purchase a 700-acre dairy farm in Merced, California, in addition to leasing another 650 acres nearby. "The team is knowledgeable about costs and needs in the dairy industry," says Joe. "They explained to us that a lot can happen on a new dairy, and their team worked with us to prepare for the unexpected." Oak Creek Dairy began implementing services that were specifically tailored to a newly opened and growing dairy farm, starting with an increased **Line of Credit**. "Without their advice," adds Joe, "we'd be struggling."

Today, Oak Creek Dairy encompasses 865 acres of farmland with more than 6,000 animals under their care, including 3,300 mature cows. The dairy farm relies on a **Dairy Operating Line of Credit**, **Equipment Term Loans**, and **Online Banking** to keep their day-to-day operations running smoothly. As the De Hoog family continues to grow their dairy business, they plan to work closely with the Dairy & Livestock Industries Group for all of their business banking needs.

*Pictured: **Joe De Hoog**, Managing Partner, and wife, **Joy De Hoog***



"Every time I go to the Dairy & Livestock Industries Group, it's been a positive experience."



"Our Relationship Manager was instrumental in helping us put things together."

Greg's Petroleum Service

Valued Customer Since 2009

Greg's Petroleum Service opened in 1961 when Ron Mariani's father-in-law, Harold "Greg" Gregory, purchased an oil distributor in Delano, California. Ron Mariani, President & CEO, started working for the company as a fuel truck driver in 1979, before eventually buying the business himself after his father-in-law retired in 1990. In the decades that followed, the company experienced significant growth under Ron's leadership. Today, Greg's Petroleum Service consists of four segments: the fuel delivery business, a dedicated lubricants supplier, a cardlock program for fleet fueling, and the retail gasoline business.

In 2009, Citizens Business Bank acquired Greg's Petroleum Service's long-time bank. "We were suddenly a customer of Citizens Business Bank," says Ron. "We read up on the Bank, and I asked around because I was unfamiliar with the company. I kept hearing, 'You're in great hands. Stick with them.' So, we did. And it continued to grow into a great relationship." Ron's first goal after moving over to Citizens Business Bank was to renew all of his companies' **Lines of Credit**. He worked closely with his Relationship Manager to successfully obtain the renewals.

When Ron was ready to expand to a new facility in Bakersfield, California, he reached out to the Bank again to secure **Commercial Real Estate Financing**. "Our Relationship Manager really helps us when we are doing a difficult, complicated loan," mentions Ron. "They were instrumental in helping us put things together." **Acquisition Financing** allowed Greg's Petroleum Service to purchase another oil company in order to grow their geographic footprint. An **Asset-Based Line of Credit** and **Equipment Financing** were vital to their ability to keep operations running smoothly. As Greg's Petroleum Service continues their growth, Ron plans to continue going to Citizens Business Bank for their long-term banking and lending needs.

*Pictured: **Ron Mariani**, President & CEO, and **Greg Mariani**, General Manager*

Akash Management

Valued Customer Since 2011

Akash Management LLC was formed in 2014 to oversee operations of local franchise restaurants such as Carl's Jr., Pieology Pizzeria, Wingstop, and others. Later that same year, Amir Siddiqi, Owner & CEO, was already looking to expand the business. Amir had established a relationship with Citizens Business Bank in 2011 when he helped his friend obtain a loan for their restaurant. When the time came to open accounts for his own business, Amir recalled his positive experience and reached out to his contact at the Bank.

"We met with the Relationship Manager, and he asked us all the right questions to help us build our business model," says Amir. With just five restaurants under their control in 2014, Akash Management obtained **Commercial Real Estate Financing** for their continued growth and expansion. Amir's venture quickly saw success, and the business grew to over 150 restaurants in under two years. Akash Management works with other banks too, which gives Amir perspective on his relationship with Citizens Business Bank. "At Citizens Business Bank, I can text or call our Relationship Manager and even the CEO just to congratulate one another on a big win. No other bank I know comes close to that. They really value relationships."

Today, Akash Management operates more than 250 restaurants along the West Coast. They use a full suite of **Treasury Management** services for each of their locations, which helps to efficiently manage cash flow and prevent fraud. Akash Management also maintains **Commercial Financing** for their continued expansion and acquisition of new restaurants. "The Bank knows you," explains Amir. "They understand how we operate and how our business will look in six months. They're investing with us."

*Pictured: **Amir Siddiqi**, Owner & CEO, and **Jazmyn Carpenter**, Accounting Manager*



> *"The Bank treats you as a business partner and understands what you do."*





"It feels like Citizens Business Bank
is in the customer's corner.
They go to bat for us."

M.D. Atkinson Company, Inc.

Valued Customer Since 2000

Headquartered in Bakersfield, California, M.D. Atkinson Company, Inc. serves as a third-party fee manager for property management. They manage properties throughout Southern California and Central California for clients in office, retail, commercial, industrial, residential, and homeowners associations. M.D. Atkinson was founded in 1982 and has been a valued partner of Citizens Business Bank for more than 20 years. "I've known the CEO, Dave Brager, since he was a Regional Manager for the Central Valley," says Melvin Atkinson, President & CEO of M.D. Atkinson. "Any time there's an issue, Dave is on it."

In 2018, M.D. Atkinson purchased their largest competitor, a property management company. "The acquisition was a complex transition to get control of," explains Mel, "but behind the scenes, our Relationship Manager, Scott Begin, made it extremely simple to transition the banking services. I was shocked at how smooth the process was." As the company continues to grow, Mel's team relies on Citizens Business Bank to provide customized financial solutions to fit their unique needs. M.D. Atkinson has implemented **Treasury Management** services, such as **Remote Deposit Capture** that enables the team to conveniently deposit incoming checks from the comfort of their offices. "We collect rent for lots of different clients, and we need the flexibility," states Mel.

M.D. Atkinson is also a customer of Citizens Business Bank's **Specialty Banking Group**, where they have established Property Management accounts for services tailored to their industry. The business regularly opens trust accounts for a significant number of clients, and Mel had sought a way to make the process less time-consuming. "Our Relationship Manager got involved and made that a much smoother situation. They've been instrumental in streamlining the process," says Mel. "The cooperation and customer service are what stands out the most to me."

*Pictured: **Melvin Atkinson**, President & CEO*

Services

We're in the business of helping our customers build their business. We achieve this by taking the time to learn about our customers, their businesses, and their long-term goals. Then, we identify the most relevant banking, lending, and investing solutions that would best fit their unique needs. Our approach allows us to offer our customers a customized banking experience tailored to their individual needs.

















Banking

Business

Accounts

Business Checking	Business Savings	Zero Balance Account	Attorney Client Trust
Investment Checking	Premium Money Market	CDARS®	Business Sweep[1]
Analysis Business Plan	Certificate of Deposit		

Fraud Prevention

Check Positive Pay	Reverse Positive Pay	CardValet®	Safe Deposit Box
Positive Pay Payee Match	ACH Positive Pay		

Payables

Bill Pay	Wire Transfer	Samsung Pay	Commercial Card
Debit Card	Credit Card	Apple Pay®	Zelle® for Small Business
ACH Origination	Tax Payment Services	Google Pay™	

Receivables

Remote Deposit Capture	Bill Pay Consolidation	Image Cash Letter	Smart Safe Advanced Credit
ACH Origination	Lockbox	Cash Vault Services	Mobile Deposit
Merchant Services			

Data Management

Business Online Banking	Mobile Banking	Disbursement Reporting	Information Reporting
E-Statements	Business Insights	Account Reconcilement	Electronic Data Interchange
Image Services			

Personal

Online & Cards

Online Banking	Debit Card	Samsung Pay
Bill Pay	Credit Card	Apple Pay®
Mobile Banking	Personal Financial Management (PFM)	Google Pay™
Mobile Deposit	Safe Deposit Box	Zelle®
E-Statements	CardValet®	

Checking

Personal Checking	Investment Checking	Preferred Choice Checking
55 Checking		

Accounts

Premium Money Market	CDARS®	Individual Retirement Account
Personal Savings	Certificate of Deposit	Health Savings Account
Minor Trust Savings		

Equal Housing Lender | Member FDIC | NMLS# 417441

[1]

Not Insured by FDIC or Any Other Government Agency	Not Bank Guaranteed	Not Bank Deposits or Obligations	May Lose Value

Lending

Business



Revolving Lines
of Credit



Commercial Real
Estate Lending



Dairy & Livestock



Asset-Based Lending



Term Lending



Equipment Financing



Agricultural Lending



Construction Lending



Small Business
Administration



C-PACE Financing



Municipal Financing

Personal



Citizens Home Lending

Home Purchase
Home Refinance
Home Equity Line of Credit



Auto Financing

CITIZENSTRUST™

For more than 100 years, business owners and families in California have depended on the conscientious and disciplined wealth management strategies and seasoned experience available from CitizensTrust.



CitizensTrust
Wealth Management[1]

Asset Management

Charitable Services

Estate Planning



CitizensTrust
Investment Services[2]

Business & Succession Planning

Financial Planning

Personal Investing

Retirement Planning

[1] Citizens Business Bank is not a registered broker/dealer. Trust and Wealth Management services are provided by CitizensTrust Wealth Management.

[2] **Securities and advisory services are offered through LPL Financial (LPL), a registered investment advisor and broker-dealer** (member **FINRA/SIPC**). Insurance products are offered through LPL or its licensed affiliates. Citizens Business Bank and CitizensTrust Investment Services **are not** registered as a broker-dealer or investment advisor. Registered representatives of LPL offer products and services using CitizensTrust Investment Services, and may also be employees of Citizens Business Bank. These products and services are being offered through LPL or its affiliates, which are separate entities from, and not affiliates of, Citizens Business Bank or CitizensTrust Investment Services. Securities and insurance offered through LPL or its affiliates are:

Not Insured by FDIC or Any Other Government Agency	Not Bank Guaranteed	Not Bank Deposits or Obligations	May Lose Value

Citizens Business Bank provides referrals to financial professionals of LPL Financial LLC ("LPL") pursuant to an agreement that allows LPL to pay the Financial Institution for these referrals. This creates an incentive for the Financial Institution to make these referrals, resulting in a conflict of interest. The Financial Institution is not a current client of LPL for brokerage or advisory services.

Please visit **https://www.lpl.com/disclosures/is-lpl-relationship-disclosure.html** for more detailed information.

Industry Expertise

Every industry is different, with unique needs and goals. Our financial expertise and successful track record enable us to specialize in providing powerful financial solutions for a wide range of industries.



Industrial & Manufacturing



Property Management



Title & Escrow



Agriculture



Nonprofit



Professional Services



Medical



Labor Management



Fiduciary Services



Dairy & Livestock



International Services



Government




























Community Commitment

At Citizens Business Bank, we are passionate about our communities, and it shows. Each year, our associates dedicate thousands of hours of their own time to local organizations and charitable causes in the communities we live and serve.





We are committed to strengthening our communities by offering superior financial services, establishing partnerships with local organizations, and consistently encouraging volunteerism at every level of the Bank. Our goal is to make a positive difference in the places we live and work, so current generations can experience a higher quality of life, and future generations can inherit a better world.





$1.65 Million
Total Amount
Donated in 2023







Clearinghouse CDFI
B BOLD(ER) Internship Program

The purpose of the Clearinghouse Community Development Financial Institution (CCDFI) B BOLD(ER) Internship Program is to invest in tomorrow's leaders. Clearinghouse CDFI college interns benefit from exposure to a professional setting, access to positive role models, and receiving real-life job skills that help build a solid foundation for future success. Citizens Business Bank was the Legacy funder for the B BOLD(ER) Internship Program, providing capacity-building resources to develop and launch the program, and hosted the program's first onsite intern in 2022. The program offers paid internships and scholarships to low-to-moderate income college students. The Bank hosted another intern in 2023 and has already agreed to host a third onsite intern during the summer of 2024. College students participate in a combination of virtual workshops presented by subject-matter experts and on-site experiences. Workshop topics include career exploration/preparedness, financial wellness, community development, and office skills. Tasks may include research, outreach, marketing, affordable homeownership work, networking, loan servicing, Community Reinvestment Act documentation, and more. In addition, interns interact with dozens of professionals to begin their network. The internship may be eligible for academic credit depending on the academic program's internship criteria.

Youth Business Alliance
Financial Sports Program

Financial education is a preventative measure that can lead to more responsible financial management, helping young people make wiser decisions about debt, savings, credit, and investing. Like football, successful financial management requires strategy, discipline, and endurance. In 2023, Citizens Business Bank continued its partnership with Youth Business Alliance to grow the Financial Sports Program, teaching personal financial management principles to low-to-moderate income youth. The Financial Sports Program is presented as an interactive, educational video game designed to help students test their knowledge of personal finance in a fun, competitive, learning environment using football. The program continues to receive enthusiastic positive feedback from students and school administrators as an effective learning model.

Mission Community Services Corporation
(MCSC) Kern Women's Business Center

MCSC hosts the Women's Business Center in Kern County by helping women, low-income, minority, and nonprofit businesses gain the knowledge they need to start and run successful businesses. They offer business start-up classes, monthly workshops, and free business consulting with special assistance for women, low-income, minority, veterans, and nonprofit businesses. The Bank provided $10,000 in funding to support MCSC's small business opportunities for potential entrepreneurs and small business owners to become self-sustaining, successful contributors to their communities. Bank associates also volunteered to provide small business and financial education workshops to the participants.

California Hispanic Chamber of Commerce
(CHCC) Programa Hispano

The CHCC and its network of over 100 chambers and associations represent the interest of California's 815,000 Hispanic-owned businesses. Through its advocacy, education, and empowerment programs, the CHCC brings California's small business community's issues and needs to the forefront of the California and National economic agendas. The Bank provided $10,000 in funding to support the California Hispanic Regional SBDC - Programa Hispano. Bank associates also volunteered, providing in-person and virtual small business and financial education workshops in 2023.

Big Brothers Big Sisters
Workplace Mentoring Program

The Bank is building the next-generation workforce supporting Big Brothers Big Sisters (BBBS) of Orange County and the Inland Empire by providing low-to-moderate income college students a Workplace Mentoring Program. Focused on developing financial literacy skills, increasing soft skills, and supporting college/career readiness, Bank executive officers and managers volunteer to educate, teach, and coach college students about banking and the financial services industry during an eight-month program. Various volunteer associates from the Bank coordinated their schedules to provide individual mentoring to each of the low-to-moderate income youth. This unique program enables students to be given one-on-one attention with a mentor who provides professional support. Two Bank associates were recognized by BBBS as Mentors of the Year for their outstanding service throughout 2023.

Inland SoCal United Way
211 Careers Program

Entering its fourth year of collaboration, the Bank continues to partner with Inland SoCal United Way (ISCUW) and its 211 Careers Program to assist low-to-moderate income individuals to enter or re-enter the workforce by providing one-on-one resume reviews along with mock interview sessions. The Bank provided $32,500 in donations in 2023 in support of this critical program to residents in the Inland Empire. Some of the participants have been previously involved in the criminal justice system and require special attention to help them return to the workforce. Each month, the Bank makes ten sessions available to ISCUW, with two Bank volunteers per session to help address ISCUW's clients' individual needs. Citizens Business Bank associates participated in over 450 hours of volunteer service under this program.

Community Service Employment Training
(CSET) Biz Hub

The Bank provided a $15,000 donation to support CSET's micro and small business development program, Biz Hub, and a new Workforce and Business Lab for CSET's Navigation Center. The Biz Hub program is a unique hybrid program to help low-income Tulare County entrepreneurs achieve their dreams by providing business development assistance, financial literacy education, coaching, micro-loans, and resource navigation services in several languages. The Business Lab also assists low-income individuals with workforce development needs and will prepare them to gain job opportunities and become self-sufficient. The Workforce and Business Lab provides computers, presentation equipment, and office supplies for job seekers to create resumes and participate in workshops taught by CSET's professional Career Coaches, preparing them to re-enter the workforce.

The Citizens EXPERIENCE

The Citizens Experience is the difference between simply meeting our customers' needs and ensuring we have exceeded their expectations. It is our way of recognizing the associates who go above and beyond to deliver exceptional service.

As part of the Citizens Experience program, the prestigious Borba Cup is awarded annually to an associate who exemplifies our Core Values and demonstrates a deep commitment to high-quality customer service. For 2023, the Borba Cup was awarded to Francisco Estrada, Assistant Vice President and Service Manager for the Camarillo Business Financial Center.



Leadership Team

With an average banking experience of more than 36 years, Citizens Business Bank's leaders form the foundations of success for the entire company. As individuals, each member of the leadership team contributes distinct perspectives and unique business and financial experience to the Bank. As a team, they're at the forefront of driving organizational growth, and their focus is on the long-term success of the Bank, our customers, our associates, and the communities we serve.



David A. Brager
President
Chief Executive Officer



E. Allen Nicholson
Executive Vice President
Chief Financial Officer



David C. Harvey
Executive Vice President
Chief Operating Officer



David F. Farnsworth
Executive Vice President
Chief Credit Officer



Richard H. Wohl
Executive Vice President
General Counsel



R. Daniel Banis
Executive Vice President
CitizensTrust



Yamynn De Angelis
Executive Vice President
Chief Risk Officer



Ted J. Dondanville
Executive Vice President
Banking Division



Hector G. Gutierrez, Esq.
Executive Vice President
Deputy Chief Credit Officer



Susan M. Mlot
Executive Vice President
Operations



Timothy B. Noone
Executive Vice President
Specialty Banking



G. Larry Zivelonghi
Executive Vice President
Dairy & Livestock Industries



Jeffrey S. Boyer
Senior Vice President
Los Angeles Region-North



Michael K. Currie
Senior Vice President
Information Technology



Gilbert W. Estrada
Senior Vice President
Inland Empire Region



Donald E. Evenson
Senior Vice President
CitizensTrust



Richard M. Favor
Senior Vice President
Central Coast Region



Deborah G. Gallagher
Senior Vice President
Small Business Administration



Derrick I. Hong
Senior Vice President
Internal Audit



Joyce Y. Kwon
Senior Vice President
Human Resources



Daniel Limon
Senior Vice President
Specialty Lending



Michael B. Mulcahy
Senior Vice President
Los Angeles Region-Metro



Rudy I. Ramirez
Senior Vice President
Information Security



Mark C. Richardson
Senior Vice President
Real Estate Banking



LaVon Short
Senior Vice President
Treasury Management
and Marketing



Michael D. Stain
Senior Vice President
Central Valley Region



David S. Stong
Senior Vice President
San Diego Region



Robert E. Zeltner
Senior Vice President
Orange County Region

Financial Summary

Consolidated Balance Sheets

CVB Financial Corp. and Subsidiaries

(Dollars in thousands, except share amounts)

	December 31,	
	2023	2022
Assets		
Cash and due from banks	$ 171,396	$ 158,236
Interest-earning balances due from Federal Reserve	109,889	45,225
Total cash and cash equivalents	281,285	203,461
Interest-earning balances due from depository institutions	8,216	9,553
Investment securities available-for-sale, at fair value		
(with amortized cost of $3,398,942 at December 31, 2023,		
and $3,755,297 at December 31, 2022)	2,956,125	3,255,211
Investment securities held-to-maturity (with fair value		
of $2,082,881 at December 31, 2023, and $2,155,587		
at December 31, 2022)	2,464,610	2,554,301
Total investment securities	5,420,735	5,809,512
Investment in stock of Federal Home Loan Bank (FHLB)	18,012	27,627
Loans and lease finance receivables	8,904,910	9,079,392
Allowance for credit losses	(86,842)	(85,117)
Net loans and lease finance receivables	8,818,068	8,994,275
Premises and equipment, net	44,709	46,698
Bank owned life insurance (BOLI)	308,706	255,528
Accrued interest receivable	48,994	46,692
Intangibles	15,291	21,742
Goodwill	765,822	765,822
Income taxes	163,968	186,684
Other assets	127,187	108,946
Total assets	**$ 16,020,993**	**$ 16,476,540**

	December 31,	
	2023	2022
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 7,206,175	$ 8,164,364
Interest-bearing	4,227,467	4,671,881
Total deposits	**11,433,642**	**12,836,245**
Customer repurchase agreements	271,642	565,431
Other borrowings	2,070,000	995,000
Deferred compensation	22,335	22,092
Accrued interest payable	23,268	433
Other liabilities	122,134	108,822
Total liabilities	**13,943,021**	**14,528,023**
Commitments and Contingencies		
Stockholders' Equity		
Common stock, authorized, 225,000,000 shares without par; issued and outstanding 139,344,981 at December 31, 2023, and 139,818,703 at December 31, 2022	1,288,899	1,300,466
Retained earnings	1,112,642	1,002,847
Accumulated other comprehensive (loss) income, net of tax	(323,569)	(354,796)
Total stockholders' equity	**2,077,972**	**1,948,517**
Total liabilities and stockholders' equity	**$ 16,020,993**	**$ 16,476,540**

Consolidated Statements of Earnings

CVB Financial Corp. and Subsidiaries

(Dollars in thousands, except per share amounts)

	Year Ended December 31,	
	2023	2022
Interest income:		
Loans and leases, including fees	**$ 448,295**	**$ 389,192**
Investment securities:		
Investment securities available-for-sale	83,563	68,508
Investment securities held-to-maturity	54,750	49,048
Total investment income	**138,313**	**117,556**
Dividends from FHLB stock	1,861	1,207
Interest-earning deposits with other institutions	17,861	6,713
Total interest income	**606,330**	**514,668**
Interest expense:		
Deposits	51,535	6,830
Borrowings and customer repurchase agreements	66,805	2,325
Total interest expense	**118,340**	**9,155**
Net interest income before provision for credit losses	487,990	505,513
Provision for credit losses	2,000	10,600
Net interest income after provision for credit losses	**485,990**	**494,913**
Noninterest income:		
Service charges on deposit accounts	20,219	21,382
Trust and investment services	12,556	11,518
Bankcard services	1,627	1,470
BOLI income	12,751	5,356
Gain on sale of building, net	-	2,717
Other	12,177	7,546
Total noninterest income	**59,330**	**49,989**

	Year Ended December 31,	
	2023	**2022**
Noninterest expense:		
Salaries and employee benefits	139,191	131,596
Occupancy and equipment	22,109	22,737
Professional services	9,082	9,362
Computer software expense	14,051	13,503
Marketing and promotion	6,756	6,296
(Recapture of) provision for unfunded loan commitments	(500)	-
Amortization of intangible assets	6,452	7,566
Acquisition related expenses	-	6,013
Other	32,745	19,482
Total noninterest expense	**229,886**	**216,555**
Earnings before income taxes	315,434	328,347
Income taxes	93,999	92,922
Net earnings	**$ 221,435**	**$ 235,425**
Basic earnings per common share	$ 1.59	$ 1.67
Diluted earnings per common share	$ 1.59	$ 1.67
Cash dividends declared per common share	$ 0.80	$ 0.77

Locations

Los Angeles County

Arcadia
626.445.7350

Beach Cities (El Segundo)
310.802.4015

Burbank Airport
818.295.3200

Burbank (Toluca Lake)
818.843.0707

Century City
310.436.3480

Commerce
323.832.1820

Covina
626.915.8931

El Segundo
310.322.2222

Glendale
818.550.0400

La Cañada Flintridge
818.952.6085

Lancaster
661.723.2000

Monrovia
626.303.4661

Pasadena
626.405.4915

Pomona
909.629.4151

San Fernando Valley (Encino)
818.905.5760

San Gabriel
626.286.3166

Santa Clarita
661.295.2840

Santa Fe Springs
562.903.8120

South Bay (Torrance)
310.217.6000

South El Monte
626.442.4470

South Pasadena
626.403.5900

San Bernardino County

Apple Valley
760.961.6900

Chino
909.627.7316

Fontana
909.350.8080

Ontario Airport
909.980.1080

Redlands
909.307.8100

San Bernardino (Tri-City)
909.888.6363

Upland
909.946.6921

Riverside County

Corona
951.734.6120

Riverside
951.683.2112

Orange County

Brea
714.996.8150

Fullerton
714.773.0600

Huntington Beach
714.622.6060

Laguna Beach
949.494.9474

Laguna Hills (Spectrum)
949.581.4444

Laguna Niguel
949.249.0740

Newport Beach
949.440.5200

Orange (Katella)
714.288.5203

Orange (Plaza)
714.288.5300

Santa Ana
714.967.7222

San Diego County

San Diego (Carmel Valley)
858.847.6500

San Diego (Downtown)
858.350.8650

Ventura County

Camarillo
805.482.7600

Oxnard
805.485.7600

Ventura
805.477.7600

Westlake Village
805.557.7600

Santa Barbara County

Santa Barbara
805.324.5920

Kern County

Bakersfield (Downtown)
661.281.0300

Bakersfield (Rosedale)
661.589.9040

Bakersfield (Stockdale)
661.281.0325

Delano
661.725.8888

Tulare County

Porterville
559.306.1300

Tulare
559.687.3350

Visalia
559.622.9000

Fresno County

Fresno
559.261.0222

Kingsburg
559.802.1070

Stanislaus County

Modesto
209.353.2399

San Joaquin County

Lodi
209.334.7400

Stockton
209.851.3740

Madera County

Madera
559.664.9222

Yolo County

West Sacramento
916.830.3560

Sutter County

Yuba City
530.674.8900

CitizensTrust

Newport Beach
949.440.5231

Ontario
909.483.4392

Pasadena
626.564.6263

Visit cbbank.com/locations for more information

Corporate Information

Transfer Agent
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
866.280.0564
computershare.com/investor

NASDAQ Listing
CVB Financial Corp. stock is listed on the NASDAQ under the symbol of CVBF. The securities listed consist of one class of common stock.

There were approximately 139,374,072 shares of common stock outstanding with 1,916 registered shareholders of record as of February, 9, 2024.

Stockholder Information
Stockholders may obtain, without charge, Form 10-K of CVB Financial Corp., copies of this annual report, and interim reports by visiting our website at **investors.cbbank.com**

Mailing Address
CVB Financial Corp.
PO Box 51000
Ontario, CA 91761

Street Address
701 N Haven Avenue, Suite 350
Ontario, CA 91764
909.980.4030
Phone: 877.422.2265
cbbank.com



⌂ Equal Housing Lender | Member FDIC | NMLS# 417441





CITIZENS BUSINESS BANK
A Financial Services Company

CVB Financial Corp.

CITIZENSTRUST™

701 N Haven Avenue | Ontario, CA 91764 | 909.980.4030 | cbbank.com